

May 5, 2010

Ms. Hong Tan
Chief Financial Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road
Haizhou District, Fuxin City
Liaoning, PRC, 123000

RE: **Form 8-K Item 4.01 filed April 28, 2010**
        File #0-21071

Dear Ms. Tan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You disclose "the reports of Malone on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that Malone had raised substantial doubt about the Company's ability to continue as a going concern." It does not appear that Malone issued a report on the Company's financial statements. If true, please revise the disclosure in an amended Form 8-K.

2. We note that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former

accountants will need to state their agreement with the disclosures in your revised Form 8-K, taking into account the changes requested in the comments above.

3. We note that you engaged Zhonglei Certified Public Accountants Co., Ltd. ("Zhonglei") to serve as your principal auditor. The audit firm Zhonglei is not recognized by the staff of the SEC. Foreign auditors that wish to audit financial statements that are prepared in accordance with U.S. GAAP and/or IFRS and filed with the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP and/or IFRS, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP and/or IFRS, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.

We may be unable to accept a report issued by Zhonglei until the firm has demonstrated this knowledge and experience. We note that Zhonglei commenced this process in April 2009 with Kevin Stout in the Office of the Chief Accountant, but did not complete the process. Please advise us of Zhonglei's plans to complete this process.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant